UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No.     )

Parker Drilling Company

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

701081507

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S., Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 701081507

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,210,098
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,210,098
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,210,098
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.0%*
(14)	Type of reporting person (see instructions): PN

*

Based on 15,044,374 shares of Common Stock of Parker Drilling Company (the “Issuer”) outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,210,098
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,210,098
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,210,098
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.0%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,257,615
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,257,615
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,257,615
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.4%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person The Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,593,496
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,593,496
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,593,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 10.6%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,851,111
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,851,111
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 2,851,111
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.0%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Credit Partners Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,706,385
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,706,385
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,706,385
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.3%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Credit Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,706,385
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,706,385
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,706,385
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 11.3%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,767,594
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,767,594
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,767,594
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 38.3%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,767,594
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,767,594
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,767,594
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 38.3%*
(14)	Type of reporting person (see instructions): CO

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

CUSIP No. 701081507

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 5,767,594
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 5,767,594

(11)	Aggregate amount beneficially owned by each reporting person: 5,767,594
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 38.3%*
(14)	Type of reporting person (see instructions): IN

*	Based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the SEC on March 26, 2019.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Parker Drilling Company, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 5 Greenway Plaza, Suite 100, Houston, Texas 77046.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by:

(i) The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Skyway Fund”);

(ii) The Värde Skyway Fund G.P., LLC, a Delaware limited liability company (“Skyway Fund GP”), the general partner of Master Skyway Fund;

(iii) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(iv) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(v) Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP”), the general partner of VIP Offshore and VIP;

(vi) Värde Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“VCPM”);

(vii) Värde Credit Partners G.P., LLC, a Delaware limited liability company (“VCPM GP”), the general partner of VCPM;

(xiii) Värde Partners, L.P., a Delaware partnership (“Managing Member”), the managing member of Skyway Fund GP, VIP GP and VCPM GP;

(ix) Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member; and

(x) Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner;

((i) through (x) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Reporting Persons is 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. See Schedule 1 with respect to information required for each executive officer and director of the General Partner.

(c) For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Schedule 1) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hicks is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware except Master Skyway Fund, VIP Offshore and VCPM, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Schedule 1 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, Mr. Naglieri, who is a citizen of Italy, Mr. Milone, who is a citizen of Italy, and Ms. Lieskovska, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

On December 12, 2018, the Issuer and certain of its U.S. subsidiaries (together with the Issuer, the “Debtors”), commenced voluntary Chapter 11 proceedings and filed a prearranged Joint Chapter 11 Plan of Reorganization of the Debtors under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On January 21, 2019, the Debtors filed the Amended Joint Chapter 11 Plan of Reorganization of Parker and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”). On March 7, 2019, the Bankruptcy Court entered an order confirming the Plan. On March 26, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

In accordance with the Plan, on the Effective Date, all outstanding obligations under the following notes issued by the Issuer were cancelled and the indentures governing such obligations were cancelled, except to the limited extent expressly set forth in the Plan:

•

7.50% Senior Notes due 2020 (the “2020 Notes”) issued pursuant to the indenture dated July 30, 2013, by and among the Issuer, the subsidiary guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee; and

•

6.75% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Senior Notes”) issued pursuant to the indenture dated January 22, 2014, by and among the Issuer, the subsidiary guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

In accordance with the Plan, the holders of the Senior Notes received (i) their proportionate distribution of Common Stock, (ii) their proportionate share of a new second lien term loan of the reorganized Issuer, (iii) the right to participate in a rights offering to purchase shares of Common Stock for $15.06 per share (the “Rights Offering”) and (iv) cash sufficient to satisfy certain expenses owed to Bank of New York Mellon Trust Company, N.A., as trustee for the Senior Notes to the extent not paid by the Issuer.

On the Effective Date, Master Skyway Fund received 256,067 shares of Common Stock in respect of the cancellation of $20,378,000 principal amount of 2020 Notes and 415,575 shares of Common Stock in respect of the cancellation of $28,888,000 principal amount of 2022 Notes and purchased 335,470 shares of Common stock in the Rights Offering; VIP Offshore received 307,462 shares of Common Stock in respect of the cancellation of $24,468,000 principal amount of 2020 Notes and 387,969 shares of Common Stock in respect of the cancellation of $26,969,000 principal amount of 2022 Notes and purchased 350,254 shares of Common Stock in the Rights Offering; VIP received 397,496 shares of Common Stock in respect of the cancellation of $31,633,000 principal amount of 2020 Notes and 483,173 shares of Common Stock in respect of the cancellation of $33,587,000 in principal amount of 2022 Notes and purchased 444,108 shares of Common Stock in the Rights Offering; and VCPM received 420,706 shares of Common Stock in respect of the cancellation of $33,480,000 in principal amount of 2020 Notes and 522,662 shares of Common Stock in respect of the cancellation of $36,332,000 in principal amount of 2022 Notes and purchased 475,377 shares of Common Stock in the Rights Offering.

Furthermore, on December 12, 2018, Master Skyway Fund, VCPM, VIP Offshore and VIP entered into a Backstop Commitment Agreement (as amended and restated on January 28, 2019, the “Backstop Commitment Agreement”) with the Issuer and the other parties thereto (the “Commitment Parties”), pursuant to which the Commitment Parties agreed to backstop the Rights Offering. Under the Backstop Commitment Agreement, the Commitment Parties agreed to purchase any Rights Offering shares that were not duly subscribed for pursuant to the Rights Offering. Pursuant to the Backstop Commitment Agreement, on the Effective Date, Master Skyway Fund purchased 158,842 shares of Common Stock; VIP Offshore purchased 165,841 shares of Common Stock; VIP purchased 210,280 shares of Common Stock; and VCPM purchased 225,086 shares of Common Stock. The purchase price for shares of Common Stock purchased pursuant to the Backstop Commitment Agreement was $15.07 per share.

Under the Backstop Commitment Agreement, the Issuer paid the Commitment Parties a cash put option premium of $7,600,000 (the “Put Option Cash Premium”) pro rata based on the amount of their respective backstop commitments and an advance for estimated professional fees of the Commitment Parties. On the Effective Date, the Put Option Cash Premium was remitted to the Issuer in exchange for shares of Common Stock. Master Skyway Fund received 44,144 shares of Common Stock; VIP Offshore received 46,089 shares of Common Stock; VIP received 58,439 shares of Common Stock; and VCPM received 62,554 shares of Common Stock.

The foregoing description of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Backstop Commitment Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

In addition, pursuant to the Restructuring Support Agreement, by and among the Issuer, certain of the Reporting Persons and the other parties thereto, dated December 12, 2018 (the “Restructuring Support Agreement”), as amended by the First Amendment to the Restructuring Support Agreement (the “First Amendment”), the Reporting Persons were granted the right to appoint three independent directors to the Issuer’s Board of Directors (the “Board”) to serve until the Issuer’s 2020 annual meeting of stockholders (the “Initial Term”) and the Reporting Persons were granted the ability to name the Issuer’s initial Chairman of the Board. Following the expiration of the Initial Term, the Issuer’s entire Board will be nominated/elected in accordance with customary public company board procedures (e.g., the directors appointed by the Reporting Persons will not have an ongoing right to serve).

The foregoing descriptions of the Restructuring Support Agreement and the First Amendment do not purport to be complete and are qualified in their entirety by reference to full texts of the Restructuring Support Agreement and First Amendment, which are incorporated by reference as Exhibits C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

In addition, while the Reporting Persons and certain other holders of Common Stock hold greater than 10% of the outstanding Common Stock, or while the Reporting Persons and certain other holders of Common Stock collectively hold at least 75% of the shares of Common Stock issued to them on the Effective Date, each of the Reporting Persons and such other holders have a right to select an observer to the Issuer’s Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 15,044,374 shares of Common Stock of the Issuer outstanding as of March 26, 2019, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019

Each of Mr. Hicks, the Managing Member and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Master Skyway Fund, VIP Offshore, VIP and VCPM and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) The disclosure in Item 4 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The disclosure in Item 4 is incorporated herein by reference.

The Backstop Commitment Agreement is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

The Restructuring Support Agreement is incorporated by reference as Exhibit C to this Schedule 13D and is incorporated herein by reference and the First Amendment is incorporated by reference as Exhibit D to this Schedule 13D and is incorporated herein by reference.

Pursuant to the Plan, on the Effective Date, Master Skyway Fund, VCPM, VIP Offshore and VIP entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain of the other parties to the Backstop Commitment Agreement.

The Registration Rights Agreement requires the Issuer to file a shelf registration statement (the “Initial Shelf Registration Statement”) within 15 days following the Effective Date, subject to extension, that includes the Registrable Securities (as defined in the Registration Rights Agreement), including shares of Common Stock beneficially owned by the Reporting Persons, whose inclusion has been timely requested, to the extent that the amount of such Registrable Securities does not exceed the amount as may be permitted to be included in such registration statement under the rules and regulations of the SEC. The Registration Rights Agreement allows holders to demand registrations subject to certain requirements and exceptions.

Following the effectiveness of the Initial Shelf Registration Statement (including any substitute thereof), upon the demand of one or more holders (the “Takedown Demand”), the Issuer will facilitate shelf takedowns off of such Initial Shelf Registration Statement by means of an underwritten public offering, provided that the number of shares included in such Takedown Demand equal at least five percent of outstanding Common Stock at such time. The Issuer will not be required to undertake more than three underwritten public offerings made pursuant to the Registration Rights Agreement in a 12-month period.

In the event that the Issuer proposes to file a registration statement or conduct an underwritten shelf takedown with respect to a public offering of Common Stock or any securities convertible or exercisable into Common Stock (other than registration on Form S-8, Form S-4 or another form not available for registering the Registrable Securities for sale to the public, a “Piggyback Registration”), the Issuer must notify holders of Registrable Securities holding at least five percent of the outstanding Common Stock of its intention to effect such Piggyback Registration within at least 10 business days before the anticipated filing date and include in such Piggyback Registration all Registrable Securities requested to be included therein.

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit E to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed As Exhibits

Exhibit A	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Exhibit B	Backstop Commitment Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2019).

Exhibit C	Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2018).

Exhibit D	First Amendment to the Restructuring Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2019).

Exhibit E	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019).

Schedule 1

The name and principal occupation or employment of the executive officers and directors of Värde Partners, Inc. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.
Marcia L. Page	Principal of Värde Partners, Inc.
Jeremy D. Hedberg	Principal of Värde Partners, Inc.
Bradley P. Bauer	Principal of Värde Partners, Inc.
Rick J. Noel	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Andrew P. Lenk	Principal of Värde Partners, Inc.
Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #21-01, Singapore 049909
David A. Marple	Principal of Värde Partners, Inc.
Giuseppe Naglieri	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Timothy J. Mooney	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Brian Schmidt	Principal of Värde Partners, Inc.
Jonathan Fox	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Scott Hartman	Principal of Värde Partners, Inc.
Francisco Milone	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Haseeb Malik	Principal of Värde Partners, Inc., 6 Battery Road #21-01, Singapore 049909
Elena Lieskovska	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.
Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 3, 2019

THE VÄRDE SKYWAY MASTER FUND, L.P.

By:	The Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member

By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By:	Värde Credit Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks